Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

June 5, 2023
Via EDGAR
United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Ms. Jenny O'Shanick Mr. Geoffrey Kruczek

Re:	Ermenegildo Zegna N.V. Registration Statement on Form F-3, as amended File No. 333-271155
Dear Ms. O'Shanick and Mr. Kruczek:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ermenegildo Zegna N.V. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 2 p.m. Eastern Time on June 7, 2023, or as soon as practicable thereafter.
*          *          *

U.S. Securities and Exchange Commission
June 5, 2023

Please do not hesitate to contact Scott D. Miller of Sullivan & Cromwell LLP by telephone (+1 212-558-3109) or email (millersc@sullcrom.com) with any questions or comments regarding this filing.
In addition, please inform Mr. Miller when this request for acceleration has been granted.

Very truly yours,

ERMENEGILDO ZEGNA N.V.
By:	/s/ Gianluca Ambrogio Tagliabue
Name:	Gianluca Ambrogio Tagliabue
Title:	Chief Operating Officer and Chief Financial Officer
cc:          Delphine Gieux
               (Ermenegildo Zegna N.V.)
Scott D. Miller
               (Sullivan & Cromwell LLP)